

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Mr. Jason Kropp
President and Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

> **Re:** **Krossbow Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2010**
> **File No. 333-166786**

Dear Mr. Kropp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues, you do not appear to have any written agreements to acquire land or begin any carbon credit projects or to otherwise produce or sell your proposed products or services, and have no concrete plan of how you finance your proposed business, you do not appear to have any dedicated full-time or part-time employees other than Mr Kropp and, although you have presented a plan of operation, you do not have an operational website, retail location or other method to reach potential customers. We also note that your stock is likely to be penny stock. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

2. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

3. If you believe you are not a blank check company, please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness. You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals. Certain of the remaining comments in this letter are designed to offer some guidance as you begin the task of creating a prospectus which will offer useful information to potential purchasers of your securities.

Registration Statement Cover

4. Please revise the fee table to retain consistency with the offering price per share and aggregate offering price listed on the prospectus cover page. Please recalculate the registration fee accordingly.

5. Please explain the reference to Securities Act Rule 416 in footnote (2) of the fee table. Specifically, you do not appear to be registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a). Revise or advise.

Prospectus Cover Page

6. Please include the page number of the risk factors. Refer to Item 501(b)(5) of Regulation S-K.

7. It appears that the shares offered may represent approximately 69% of your outstanding shares, rather than 40.9%. We note in this regard your disclosure on page 10 that 3,200,000 shares of common stock are outstanding. Please revise here and in the third risk factor on page 7 or advise.

Prospectus Summary, page 3

8. September 17, 2010 is a future date. Please revise the third paragraph to reflect your actual date of incorporation.

9. Please revise to include a summary of each material step you have taken and plan to take in order to produce carbon offsets. Include a summary of your budget and timeframe.

10. Please disclose your assets and net loss as of the end of the most recent audited period. In addition, disclose your monthly "burn rate," how long your present capital will last at that rate and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

11. Please revise to include a summary of the auditor's going concern paragraph in Note 6 of your financial statements.

12. Please significantly revise here, in your business section and throughout for readability. Your revisions should focus on describing your proposed business in a way that allows an average investor who is not in your industry to understand your plan of operation through to the point of revenue generation. To this end, you should define or remove industry jargon, such as "ISO 14064-2 standard," "carbon offsets," "global restoration projects," "carbon resource potentials," "ecosystem restorations," "third party validated," "technology transfers," "integrated resource company," and "carbon offset projects."

Risk Factors, page 4

13. Consider adding risk factors related to your ability to identify and acquire sufficient and suitable land upon which to plant forests, your ability to sell carbon credits after having invested in the reforesting project, including the size of the mandatory carbon offset community versus voluntary, the availability of labor to implement your forestry plan, and your management's lack of history in operating an enterprise of this nature.

If we do not obtain additional financing, our business will fail, page 5

14. Please estimate, to the extent reasonably practicable, how much additional financing will be needed.

We have no experience as a public company, page 8

15. Please revise to include a discussion of the additional costs you will incur as a public company.

Selling Shareholders, page 9

16. Please revise and reconcile the number of shares of common stock that the selling shareholders acquired from you with the information provided in the selling shareholders table on page 10. The table on page 10 discloses that the selling shareholders hold 2,200,000 shares of your common stock. However, on page 9, you indicate that the selling shareholders acquired a total of 1,000,000 shares of your common stock in an offering that was completed on December 30, 2009 and that they acquired an additional 2,200,000 shares of common stock in a second offering that was completed on March 10, 2010.

17. Please be advised that a person is deemed to beneficially own stock held by his spouse and minor children. We note in this regard, many of the selling shareholders share the same last name. Please revise if necessary. In addition, please explain your statement on page 12 that no selling shareholder has any material relationship with your officers or directors in light of the fact that many of your selling shareholders share the same last name as your sole officer and director.

Plan of Distribution, page 11

18. Please reconcile the statement that shares may also be sold in compliance with Rule 144 with your statement on page 12 that indicates that you are a shell company. Make similar revisions on page 18.

Description of Business, page 14

19. Revise significantly to explain in detail how and when you expect to generate revenue. Your discussion should address (1) your expected sources of capital and any expected obstacles you may face in obtaining capital, (2) the size and terms, including expected prices and locations, of your expected property acquisitions, (3) the sources and expected prices of trees and labor, as well as timelines to plant a forest that could yield carbon credits, (4) your expected customer base, including quantitative information about the current mandatory and voluntary market, (5) your expected pricing structure, and (6) any ongoing obligation you may have to maintain the proposed forests.

20. Please elaborate on the competitive business conditions by providing a more detailed description of the size of the market and the number of companies participating in your industry.

21. Please provide the date for the McKinsey & Company findings you reference on page 16 of your prospectus and state whether this report is publicly available. In addition, if this report was not available for free or for a nominal fee, please provide a consent of the author to be named in the registration statement under Rule 436 of the Securities Act of 1933.

22. Please revise disclosure in the second paragraph on page 16 to elaborate on your access to U.S. markets.

23. Please provide additional information regarding the relationships you are establishing with corporations committed to climate mitigation. On page 16, you state that "you will remain committed to establishing relationships with large and credible ethical organizations and corporations that are committed to climate mitigation." Describe your marketing efforts and any other efforts you have used or plan to use to establish these relationships. Describe the organizations and corporations you are targeting or plan to target.

Stockholders of Our Common Shares, page 18

24. Please revise and reconcile the number of shareholders listed on page 18, which you disclose as 30, with the number of shareholders referenced on page 13, which you disclose as 31.

Rule 144 Shares, page 18

25. Revise your disclosure to reflect the fact that, as a non-reporting issuer, your present holders have a one year holding period.

Plan of Operation, page 19

26. Please provide expected costs for each stage of your plan of operation and elaborate on how you plan to complete each stage of your plan of operation.

Develop Website, page 19

27. Please disclose the material terms of your contract with CarbonBull Inc. and file it as an exhibit to your registration statement.

Procure Initial Project in Canada, page 20

28. Please describe the process of using a forest/pastureland interface.

Directors, Executive Officers, Promoters and Control Persons, page 23

29. Please provide the date that Mr. Kropp began working for Berja Group Ltd., and please provide the title of his position at Berja Group Ltd. and describe his general responsibilities.

30. Please limit background information to the requirements of Item 401(e)(1) of Regulation S-K. For example, statements such as "Jason has been interested in the carbon offsetting space for some time as it is becoming a major issue with oil and gas companies around the world" is beyond the scope of Item 401(e)(1). This statement does not address Mr. Kropp's specific experience, qualifications, attributes or skills that helped lead to the conclusion that he should serve as director of your company.

Certain Relationships and Related Transactions, page 25

31. Please add disclosure to encompass all related party transactions in the financial statements, such as those pertaining to free rent or any other arrangement that may have not been an arm's length transaction. For example, on page 18, you state that you do not pay rent for your office and you have no agreement to pay rent in the future.

32. Please revise to include the material terms of the loan referenced on page F-2 in the financial statements and explained in Note 4 on page F-8 in the notes to the financial statements. File a copy of the loan agreement as an exhibit to the Registration Statement. Refer to Items 404(d) and 601(b)(10)(ii) of Regulation S-K.

Notes to the Financial Statements, page F-6

Organization and Business, page F-6

33. Please reconcile the description of your business in Note 1 on page F-6 with the description that appears elsewhere in the Prospectus.

Accounting Basis, page F-6

34. This note indicates that your fiscal year end is August 31, even though other parts of the document show that it is March 31. Please advise or revise your disclosures accordingly.

Note 4-Note Payable-Related Party, page F-8

35. We note the discussion on page 7 that indicates that your director, Mr. Kropp, owns approximately 31.25% of the outstanding shares of your common stock and will have substantial influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of your assets. He will also have the power to prevent or cause a change in control. Please expand this note to your audited financial statements to indicate the percentage ownership interest that he will hold following completion of the offering and disclose his ability to exercise significant influence or control over the Company's operations. Refer to the requirements of ASC 850-10- 50-1.

36. Related party disclosures are required in the financial statements under ASC Topic 850. In the section titled "Offices", you indicate that you do not pay rent and there is no agreement to pay any rent in the future, however, due to immateriality, such costs have not been reflected in the financial statements. Please add disclosure to encompass all related party transactions in the financial statements, such as those pertaining to free rent or any other arrangement that may have not been an arm's length transaction, and to provide disclosures pursuant to ASC 850. You may also refer to SAB Topic 5T.

Part II-Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page II-2

37. Please revise and reconcile the information regarding Mr. Kropp's acquisition of 3,000,000 shares of your common stock with the information provided in other sections of the registration statement. For example, in Note 2 of the financial statements on page F-8, you do not disclose that you issued 3,000,000 shares of your common stock in January 2009.

<u>Other</u>

38. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

39. Provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Efrossyni Simpson at (202) 551- 3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Amanda Ravitz at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile
   Karen A. Batcher, Esq.
   Synergen Law Group, APC